Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-09305, 333-53746, 333-89707, 333-104788, 333-116660, and 333-135596 on Form S-8 of our report on the consolidated financial statements of Pegasystems Inc. (the “Company”) dated May 2, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R) Share-Based Payment described in Note 1) and of our report relating to management’s report on the effectiveness of internal control over financial reporting dated May 2, 2007 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in this Annual Report on Form 10-K of Pegasystems Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

May 2, 2007